CONSENT OF STEPHEN B. HODGSON

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The technical report dated March 2002 titled “Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska”, prepared by AMEC E&C Services Limited of Vancouver (the “Report”), and the qualifying certificate I executed in connection with the Report dated March 8, 2002;

  The final prospectus of the Company dated September 25, 2003, which incorporates by reference the Report;

  The annual report of the Company for the fiscal year ended November 30, 2001, which includes reference to my name in connection with information relating to the Donlin Creek Project; and

  The material change report and press release of the Company dated March 15, 2002, which include reference to my name in connection with information relating to the Donlin Creek Project.

 Dated at Vancouver, BC, October 17, 2003.

/s/ Stephen B. Hodgson
Stephen B. Hodgson